SATURN CAPITAL, INC.
(a wholly-owned subsidiary of Saturn Asset Management Trust.)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025
TOGETHER WITH INDEPENDENT AUDITORS' REPORT

SATURN CAPITAL, INC.
(a wholly-owned subsidiary of Saturn Asset Management Trust)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

Table of Contents

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management Trust)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	305,850
Prepaid expenses		383,004
TOTAL CURRENT AND TOTAL ASSETS	$	**688,854**

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Due to affiliate	$	19,820
TOTAL CURRENT AND TOTAL LIABILITIES		19,820
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value:		
Authorized - 300,000 shares		
Issued and outstanding - 12,650 shares		12,650
Capital in excess of par value		404,591
Retained earnings		251,793
TOTAL STOCKHOLDER'S EQUITY		669,034
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	**688,854**

The accompanying footnotes are an integral part to the financial statements

SATURN CAPITAL, INC.
(a wholly-owned subsidiary of Saturn Asset Management Trust)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES:		
Commissions	$	465,000
Interest income		26,258
Total revenues		491,258
OPERATING EXPENSES:		
Management fees		423,000
Filing fees		21,899
Legal and accounting fees		29,120
Rent expense		8,729
Computer expense		5,247
Other expenses		226
Total operating expenses		488,221
NET INCOME	$	3,037

The accompanying footnotes are an integral part to the financial statements

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management Trust)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Beginning balance, January 1, 2025	$ 12,650	$ 404,591	$ 248,756	$ 665,997
Net income	-	-	3,037	3,037
Ending balance, December 31, 2025	$ 12,650	$ 404,591	$ 251,793	$ 669,034

The accompanying footnotes are an integral part to the financial statements

SATURN CAPITAL, INC.
(a wholly-owned subsidiary of Saturn Asset Trust)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

NET INCOME	$	3,037
Adjustments to reconcile net income to net cash used for operating activities		
Increase in assets:		
Accounts receivable		227,500
Prepaid expenses		(367,694)
Increase/(decrease) in liabilities:		
Due to affiliate		(109,968)
State income taxes payable		(456)
NET CASH USED IN OPERATING ACTIVITIES		(247,581)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(247,581)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		553,431
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	**305,850**

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(1)   ORGANIZATION AND DESCRIPTION OF BUSINESS

Saturn Capital, Inc. (the Company) was incorporated in the Commonwealth of Massachusetts on May 2, 1984. On January 1, 1999, the Company became a wholly-owned subsidiary of Saturn Asset Management, Inc. (SAMI). On June 7, 2000, Saturn Asset Management, Inc. became a wholly-owned subsidiary of Saturn Asset Management Trust (SAMT). On January 24, 2024, the Company entered a Reorganization and Redomicile Agreement and Plan of Business Combination (the "Agreement") with its parent companies, Saturn Asset Management, Inc. and Saturn Asset Management Trust and its trustees. The Agreement combines the Company with Saturn Asset Management, Inc., and redomiciles the combined entity, Saturn Capital, Inc., to Nevada from Massachusetts. Saturn Asset Management Trust, was also redomiciled to Nevada from Massachusetts and acts as the sole parent to the Company.

The Company's primary business activities are the sale of direct participation programs, private placement offerings, acting as a selling group participant for initial public offerings and investment banking services.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(b)   Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risk consist primarily of temporary cash investments. The Company has placed its temporary cash investments with a highly rated financial institution. The balances in those accounts may exceed the FDIC insured limit.

All revenues earned during the year ended December 31, 2025, were from one customer, Third Pole, Inc., a related party.

(c)   Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

(d)   Commissions

The Company earns commissions for private placement services. Commissions are recorded at a point in time upon the closing of a round of financing.

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(d)   Commissions (continued)

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time.

Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price"). For the year ended December 31, 2025, all commissions recognized on the Company's statement of operations were earned as fees for private placement contracts at a point in time when the transactions closed.

(3)   INCOME TAXES

The Company is a member of a consolidated group for federal and state income tax purposes. The Company has elected under a provision of the Internal Revenue Code not to be taxed as a corporation. In accordance with this election as an "S" corporation, the taxable income or loss of the Company is reported in the federal income tax return of its parent's (SAMT) shareholders.

The Company files income taxes as part of a consolidated group. The Company income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2025, the Company's federal and state income tax returns generally remain open for the last three years.

(4)   NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934 (the Exchange Act) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $286,030, that was $236,030 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .0693 to 1.

(5)   RELATED PARTY TRANSACTIONS

The Company acts as a broker dealer for Saturn Management, LLC (SMLLC), an affiliated company. The Company is assessed a management fee by SMLLC for allocation of professional time, office space and other general and administrative expenses. For the year ended December 31, 2025, the Company incurred a management fee of $96,000. The Company owed $19,820 to SMLLC at December 31, 2025, which is recorded in due to affiliate.

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(5)   RELATED PARTY TRANSACTIONS (continued)

The Company has a consulting agreement with Saturn Advisors PR LLC (SAPR), an affiliated company. The Company is assessed consulting and service fees for professional time and administrative expenses. The Company incurred $327,000 of management fees to SAPR for the year ended December 31, 2025. For the year ended December 31, 2025, $368,000 of prepaid expenses is attributable to the amount prepaid to SAPR.

The Company provided placement agent services for Dexco Investors I, LLC and Dexco Investors II, LLC (together, "Dexco Entities"), both affiliates of the Company. The Company earns no commissions or fees with regards to its arrangement with the Dexco Entities. The engagement was completed on September 30, 2025.

The Company acts as a placement agent for Third Pole, Inc. ("Third Pole"). The President and CEO of the Company is considered a related party to Third Pole as he serves as a member of its board of directors. For the year ended December 31, 2025, the Company earned commissions of $465,000.

From time to time, the Company enters into placement agreements with customers whereby as part of the compensation for its placement services, the Company is also granted warrants to purchase equity of its customers. Additionally, the Company may have certain agreements with subagents whereby the subagents have rights to a percentage of such warrants. The Company has a warrant assignment agreement in place with SMLLC, assigning SMLLC the Company's rights and obligations to any such warrants. Accordingly, since the Company has no rights or obligations related to the warrants, no amounts are recorded in the accompanying financial statements. During 2025, the Company was awarded warrants to purchase 74,785 Class B-1 and 3,561 Class B-2 shares of Third Pole that were awarded for the placement of Third Pole Series B-1 and B-2 Preferred Stock [which began in 2019 and was completed in 2024] and assigned such warrants to subagents and SMLLC.

The terms and amounts of the related party transactions may not be indicative of terms and amounts that would have been incurred had these transactions been entered into with unrelated parties.

(6)   SEGMENT REPORTING

The Company operates as a single reportable segment focused on the sale of private placements to qualified investors. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. Because the Company operates as a single reportable segment, the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

(5)   SUBSEQUENT EVENTS
The Company evaluated subsequent events through February 24, 2026, the date the financial statements were available to be issued and have determined that there are no subsequent events that require disclosure.

SATURN CAPITAL, INC.

SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2025

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management Trust)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2025

NET CAPITAL		
Total stockholder's equity	$	669,034
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		(383,004)
Net capital	**$**	**286,030**
AGGREGATE INDEBTEDNESS		
Items included in statements of financial condition:		
Due to affiliate	$	19,820
Total aggregate indebtedness	$	19,820
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	50,000
Excess net capital	**$**	**236,030**
Ratio: Aggregate indebtedness to net capital		.0693 - 1